Exhibit (g)(3)

AMENDED EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

THIS AMENDED EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT (the “Agreement”) effective as of June 30, 2026, as amended July 29, 2026, by and between Privacore VPC Asset Backed Credit Fund, a Delaware statutory trust (the “Fund”), and Privacore Capital Advisors, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Adviser acts as investment adviser to the Fund pursuant to an Investment Management Agreement with the Fund (the “Investment Management Agreement”).

NOW, THEREFORE, in consideration of the Fund engaging the Adviser pursuant to the Investment Management Agreement and other good and valuable consideration, the parties to this Agreement agree as follows:

1.         Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Fund’s Prospectus as currently in effect.

2.         The Adviser agrees with the Fund to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the total annual operating expenses of the Fund (excluding (i) the Investment Management Fee and Incentive Fee; (ii) the Distribution and Servicing Fee; (iii) all fees and expenses of Fund Investments in which the Fund invests (including management fees, performance-based incentive fees and administrative service fees); (iv) transactional costs associated with consummated and unconsummated transactions, including legal costs, sourcing fees, servicing fees and brokerage commissions, associated with the acquisition, disposition and maintenance of Fund Investments and other investments; (v) acquired fund fees and expenses of the Fund or a Subsidiary; (vi) all fees and expenses payable to third parties in connection with origination, sourcing or identification of portfolio investments; (vii) interest payments incurred on borrowing by the Fund or a Subsidiary; (viii) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund or a Subsidiary, except for any legal expenses relating to the credit facility to be entered into by the Fund with Forbright Bank, incurred prior to the commencement of investment operations of the Fund; (ix) taxes of the Fund or a Subsidiary; and (x) Extraordinary Expenses (as defined below)), do not exceed, on an annualized basis, 0.70% of the average daily net assets of each class of Shares in the relevant period (collectively, the “Expense Limit”).

         “Extraordinary Expenses” means all expenses incurred by the Fund, as applicable, outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or dispute and the amount of any judgment or settlement paid in connection therewith, or the enforcement of the rights against any person or entity; costs and expenses for indemnification or contribution payable to any person or entity; expenses of a reorganization, restructuring or merger, as applicable; expenses of holding, or soliciting proxies for, a meeting of Shareholders (except to the extent relating to items customarily addressed at an annual meeting of a registered closed-end management investment company); and the expenses of engaging a new administrator, custodian, transfer agent, valuation agent or escrow agent, as well as any onboarding or initiation fees associated with engaging such service providers; provided, however, that any expenses relating to the engagement of U.S. Bancorp Fund Services, LLC (or an affiliate), and Kroll, LLC (or an affiliate) incurred prior to the commencement of investment operations of the Fund shall not be considered Extraordinary Expenses.

3.         Unless terminated earlier by the Fund, this Agreement shall remain in effect until July 29, 2027 (the “Limitation Period”), and during such Limitation Period, this Agreement may not be terminated by the Adviser. This Agreement may be extended for consecutive one-year terms thereafter, provided that such continuance is specifically approved at least annually by a majority of the members of the Board of Trustees of the Fund, and the Agreement may not be terminated by the Adviser other than as of the end of the then current term.

4.         For a period not to exceed (3) three years from the date on which a Waiver is made by the Adviser, the Adviser may recoup amounts waived or assumed, provided the Adviser is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (a) the Expense Limit in effect at the time of the Waiver, and (b) the Expense Limit in effect at the time of the recoupment. To the extent that such recoupment is due, the Fund shall effect such payment as promptly as possible. To the extent that the full amount of such waived amount or expense assumed cannot be recouped as provided in the previous sentence within such applicable three-year period, such recoupment right shall be extinguished.

5.         If this Agreement is terminated by the Fund, the Fund agrees to pay to the Adviser any amounts payable pursuant to paragraph 4 that have not been previously paid and, subject to the Investment Company Act of 1940, as amended (the “Investment Company Act”), such payment will be made to the Adviser not later than (3) three years from the date on which a Waiver was made by the Adviser (regardless of the date of termination of this Agreement), so long as the Adviser is able to effect such recoupment and the Fund will remain in compliance with the Expense Limit as if such Expense Limit was still in effect. If this Agreement is terminated by the Adviser, the Fund agrees to pay to the Adviser any amounts payable pursuant to paragraph 4 that have not been previously paid and, subject to the Investment Company Act, such payment will be made to the Adviser not later than thirty (30) days after the termination of this Agreement, so long as the Adviser is able to effect such recoupment and remain in compliance with the Expense Limit as if such Expense Limit was still in effect.

6.         This Agreement will be construed in accordance with the laws of the state of Delaware and the applicable provisions of the Investment Company Act. To the extent the applicable law of the State of Delaware, or any of the provisions in this Agreement, conflict with the applicable provisions of the Investment Company Act, the applicable provisions of the Investment Company Act will control.

7.         This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the matters described in this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and effective as of the day and year first written above.

PRIVACORE VPC ASSET BACKED CREDIT FUND

By:	/s/ Kieran Murray
	Name:	Kieran Murray
	Title:	President and Principal Executive Officer

PRIVACORE CAPITAL ADVISORS, LLC

By:	/s/ Sandhya Ganapathy
	Name:	Sandhya Ganapathy
	Title:	Chief Compliance Officer

[Signature Page to Expense Limitation and Reimbursement Agreement]